Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning the capital stock of Verastem, Inc. (“Verastem” or “the Company”). The summaries and descriptions below do not purport to be complete and are subject to and qualified in their entirety by reference to the Delaware General Corporation Law, the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”) each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

Common Stock

Under the Certificate of Incorporation, Verastem has authority to issue up to 300,000,000 shares of common stock, par value $0.0001 per share. As of February 28, 2025, 50,308,553 of common stock were issued and outstanding.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by the Company’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Company’s board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of the Company’s liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

On May 30, 2023, the Company filed a Certificate of Amendment to the Company’s Restated Certificate of Incorporation, as amended to date, with the Secretary of State of the State of Delaware to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of 1-for-12 (the “Reverse Stock Split”), as authorized at the Company’s 2023 annual meeting of stockholders held on May 15, 2023. The Company effected the Reverse Stock Split on May 31, 2023. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who otherwise were entitled to a fractional share of common stock were entitled to receive a price equal to the closing price of the common stock on the Nasdaq Capital Market on the date immediately preceding the Reverse Stock Split, as adjusted by the ratio of one share of common stock for every 12 shares of common stock, multiplied by the applicable fraction of a share. The number of shares of common stock that the Company is authorized to issue remains at 300,000,000 shares and the par value of its common stock remains unchanged at $0.0001 per share.

Preferred Stock

Under the Certificate of Incorporation, Verastem has authority to issue up to 5,000,000 shares of preferred stock,

$0.0001 par value per share and the Company’s board of directors is authorized to establish, from the authorized shares of preferred stock, one or more classes or series of shares, to designate each such class and series, and fix the rights and preferences of each such class of preferred stock, which shall have voting powers, preferences, participating, optional or other special rights, qualifications and limitations or restrictions as adopted by the board of directors prior to the issuance of any such preferred shares. As of December 31, 2024, there were 1,000,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) and 944,160 shares of Series B convertible preferred stock, par value $0.0001 per share (the “Series B Preferred Stock”) designated, respectively. As of December 31, 2024, there were 1,000,000 shares of Series A Preferred Stock issued and outstanding and no shares of Series B Preferred Stock issued and outstanding.

Series A Preferred Stock

The Series A Preferred Stock have the following rights and preferences:

●	Each share of Series A Preferred Stock is convertible into 0.833 shares of common stock (as adjusted to account for the Reverse Stock Split). No fractional shares of common stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, Verastem, at its option, shall yentas (A) pay cash equal to the product of such fraction multiplied by the average of the closing bid prices of the common stock for the five (5) consecutive trading immediately preceding the applicable conversion date, or (B) issue one whole share of common stock to the holder.
●	The Series A Preferred Stock generally has no voting rights, except as required by law and except that the consent of a majority of the holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock.
●	In the event of the Company’s liquidation, dissolution or winding up, holders of Series A Preferred Stock will participate pari passu with any distribution of proceeds to holders of common stock.
●	Holders of Series A Preferred Stock are entitled to receive when, as and if dividends are declared and paid on

●	the common stock, an equivalent dividend, calculated on an as-converted basis. Shares of Series A Preferred Stock are otherwise not entitled to dividends.
●	The Series A Preferred Stock ranks:
a.senior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms junior to the Series A Preferred Stock;
b.	on parity with the common stock and any class or series of capital stock of the Company created specifically ranking by its terms on parity with the Series A Preferred Stock; and
c.junior to any class or series of capital stock of the Company created specifically ranking by its terms senior to any Series A Preferred Stock, in each case, as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily.

Series B Preferred Stock

The Series B Preferred Stock have the following rights and preferences:

●	Each share of Series B Preferred Stock is convertible into 3.5305 shares of common stock (as adjusted to account for the Reverse Stock Split). No fractional shares of common stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, Verastem, at its option, shall yentas (A) pay cash equal to the product of such fraction multiplied by the average of the closing bid prices of the common stock for the five (5) consecutive trading immediately preceding the applicable conversion date, or (B) issue one whole share of common stock to the holder.
●	The Series B Preferred Stock generally has no voting rights. The Company shall not, without the affirmative vote or consent of the holders of majority of the shares of the Series B Preferred Stock then- outstanding, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series B Preferred Stock vote separately as a class:
a.amend, alter, modify or repeal (whether by merger, consolidation or otherwise) the certificate of designation of the preference rights, and limitations of Series B Preferred Stock, the Certificate of Incorporation, or the Bylaws in any manner that adversely affects the rights, preferences, privileges or the restrictions provided for the benefit of, the Series B Preferred Stock;
b.	issue further shares of Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Preferred Stock;
c.authorize or issue any class or series of capital stock hereafter creating specifically ranking by its terms senior to the Series B Preferred Stock (“Senior Stock”) or;
d.	enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the affirmative vote or written consent of the majority of then-outstanding Series B Preferred Stock.
●	In the event of the Company’s liquidation, dissolution or winding up, holders of Series B Preferred Stock will be entitled to an amount equal to $1.00 per share of Series B Preferred Stock, plus an additional amount equal to any dividends declared but unpaid on such shares, before any distributions or payments are made to holders of common stock or other classes ranking junior to the Series B Preferred Stock.
●	Holders of Series B Preferred Stock are entitled to receive when, as and if dividends are declared and paid on the common stock, an equivalent dividend, calculated on an as-converted basis. Shares of Series B Preferred Stock are otherwise not entitled to dividends.
●	The Series B Preferred Stock rank:
a.	senior to common stock;
b.	senior to all other classes and series of equity securities of the Company that by their terms do not rank senior to the Series B Preferred Stock;
c.	senior to all shares of the Series A Preferred Stock;
d.	on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series B Preferred Stock;
e.junior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms senior to the Series B Preferred Stock; and
f.junior to all of the Company’s existing and future debt obligations, including convertible or exchangeable debt securities, in each case, as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily and as to the right to receive dividends.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware law

Verastem is subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-traded Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of a corporation’s board of directors, the business combination is approved by a corporation’s board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the Company and an “interested stockholder” and the sale of more than 10% of the Company’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered board

Verastem’s Certificate of Incorporation and Bylaws divide its board of directors into three classes with staggered three-year terms. In addition, the Certificate of Incorporation and Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of the shares of capital stock present in person or by proxy and entitled to vote. Under the Certificate of Incorporation and Bylaws, any vacancy on the Company’s board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. Furthermore, the Certificate of Incorporation provides that the authorized number of directors may be changed only by the resolution of the board of directors. The classification of the board of directors and the limitations on the ability of the Company’s stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Stockholder action; special meeting of stockholders; advance notice requirements for stockholder proposals and director nominations

Verastem’s Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by its stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by the Company’s chairman of the board, president or chief executive officer or the board of directors. In addition, the Company’s Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities. These provisions also could discourage a third party from making a tender offer for the Company’s common stock, because even if it acquired a majority of the outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-majority voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Verastem’s bylaws may be amended or repealed by a majority vote of the Company’s board of directors or the affirmative vote of the holders of at least 75% of the votes that the Company’s stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that the Company’s stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of Verastem’s Certificate of Incorporation described above.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing

The Company’s common stock is listed on The Nasdaq Capital Market under the symbol “VSTM.”